SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 23, 2012

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Announcement of LM Ericsson Telephone Company, dated January 23, 2012 regarding “ST-Ericsson reports fourth quarter 2011 financial results”

Press Release January 23, 2012

ST-Ericsson reports fourth quarter 2011 financial results

•	Net sales $409 million

•	Adjusted operating loss1) $207 million

•	Key priorities for 2012: enhanced focus on execution and a clear roadmap to sustainable profitability

Geneva, Switzerland, January 23, 2012 - ST-Ericsson, a joint venture of STMicroelectronics (NYSE:STM) and Ericsson (NASDAQ:ERIC), reported financial results for the fourth fiscal quarter ending December 31, 2011.

Sales in the fourth quarter, excluding IP licensing to a third party, grew 1.3% over prior quarter. The operating loss reported for the fourth quarter was higher than the previous quarter.

Didier Lamouche, President and CEO, commented: “As the recently appointed CEO of ST-Ericsson, my aim, and that of the entire organization, will be to ensure that we meet all of our stakeholders’ expectations. As we ramp up our new product portfolio and build a strong roadmap towards sustainable profitability, our focus is to effectively deliver on timely execution of our strategic programs and continue to proliferate design wins.

From a financial perspective, it is clear that both sales and operating results will continue to be challenging over the coming quarters, due to the reduction in the short term of new product sales with one of our largest customers. That is why our immediate priority is to build a strong roadmap to profitability based on enhancing execution, delivering in volume our leading products and lowering the break-even point.”

2011 fourth quarter financial summary (unaudited)

$ million	Q4 2011	Q3 2011	Q4 2010
Income Statement
NET SALES	409	412	577
OPERATING INCOME/(LOSS) ADJUSTED1) for:	(207)	(194)	(119)

– amortization of acquisition-related intangibles	(25)	(25)	(28)
– restructuring charges	(9)	(5)	(24)
OPERATING INCOME / (LOSS) as reported	(241)	(224)	(171)
NET INCOME / (LOSS)	(231)	(211)	(177)

Press Release January 23, 2012

$ million	Q4 2011	Q3 2011	Q4 2010
Additional financial data
Net Financial Position
Cash, cash equivalents & short-term deposits/debt, net	2	20	68
Parent companies short-term debt	(800)	(614)	(150)
Net financial position2)	(798)	(594)	(82)

Cash flow from operations	(182)	(149)	(101)

Additional financial information

The net financial position2) at the end of the fourth quarter was negative $798 million. The sequential decrease was mainly a consequence of the operating loss, partially mitigated by the reduction of working capital. Our shareholders will continue to support funding our transitional financial needs.

During the fourth quarter the company sold trade receivables without recourse, of which $144 million were outstanding at the end of the quarter, representing a sequential decline of $18 million.

Inventory decreased by $58 million reaching $223 million at the end of the fourth quarter.

Outlook

For the first quarter 2012, ST-Ericsson expects a very significant sequential decline in net sales, resulting from a combination of higher inventory at some of our customers, further weakening of legacy product sales, the effect of first quarter seasonality as well as the reduction, in the short term, of new product sales with one of our largest customers.

Highlights – products, technology and wins announced in fourth quarter 2011

•	Products

•	The ST-Ericsson Thor™ M7400 modem was selected as a Consumer Electronics Show Innovations 2012 Design and Engineering Awards honoree in the Embedded Technologies product category.

•	Customers

•	Sharp announced three new smartphones in Japan that are based on the ST-Ericsson Thor™ HSPA+ 21 Mbps thin modem.

•	Nokia has selected the ST-Ericsson NovaThor™ platform for future devices it plans to introduce based on the Windows Phone mobile platform.

Press Release January 23, 2012

•	The Motorola Atrix™ 2, launched in October, uses the ST-Ericsson Thor HSPA+ 21 Mbps thin modem.

•	Partners/technology

•

ST-Ericsson, in conjunction with STMicroelectronics, announced their involvement in the European VENTURI Project, a group of companies that will work together to develop mobile device platforms and applications that deliver fully-immersive mobile Augmented Reality experiences.

•

ST-Ericsson and CEA-Leti, working with STMicroelectronics and Cadence Design Systems, have developed WIOMING, a three layer stack of multi-core system on chip (SoC) devices connected by the same network on chip (NoC). A proof of concept for a 3D multiprocessor architecture, the WIOMING 3D stack uses Wide I/Os to connect the SoC devices and a DRAM memory chip.

Financial results appendix (unaudited)

Annual financial results

$ million	2011 ACTUAL	2010 ACTUAL
Income Statement
NET SALES	1650	2293
OPERATING INCOME/(LOSS) ADJUSTED1) for:	(732)	(436)

- amortization of acquisition-related intangibles	(101)	(101)
- restructuring charges	(34)	(74)
OPERATING INCOME / (LOSS) as reported	(867)	(611)
NET INCOME / (LOSS)	(841)	(591)

2011 financial results by quarter

$ million	Q4 2011	Q3 2011	Q2 2011	Q1 2011
Income Statement
NET SALES	409	412	385	444
OPERATING INCOME/(LOSS) ADJUSTED1) for:	(207)	(194)	(181)	(149)

- amortization of acquisition-related intangibles	(25)	(25)	(25)	(25)
- restructuring charges	(9)	(5)	(15)	(4)
OPERATING INCOME / (LOSS) as reported	(241)	(224)	(222)	(178)
NET INCOME / (LOSS)	(231)	(211)	(221)	(178)

Press Release January 23, 2012

Consolidated balance sheet

In $ million	December 31, 2011	December 31, 2010

ASSETS
Current assets:
Cash and cash equivalents	9	68
Trade accounts receivable, net	97	121
Inventories, net	223	275
Deferred tax assets	8	11
Other receivables and assets	102	125

Total current assets	439	600

Goodwill	745	749
Other intangible assets, net	437	524
Property, plant and equipment, net	364	424
Long-term deferred tax assets	188	120
Other investments and other non-current assets	70	81

	1,804	1,898
Total assets	2,243	2,498

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and current portion of long-term debt	807	150
Trade accounts payable	175	241
Other payables and accrued liabilities	292	274
Deferred tax liabilities	0	5
Accrued income tax	8	4

Total current liabilities	1,282	673

Reserve for pension and termination indemnities	87	51
Long-term deferred tax liabilities	3	5
Other non-current liabilities	25	31

	115	88
Total liabilities	1,397	761

Total equity	846	1,737

Total equity and liabilities	2,243	2,498

Press Release January 23, 2012

Footnotes

1)	The adjusted operating income/(loss) is defined as the operating income/(loss) reported before amortization of acquisition-related intangibles and restructuring charges and is used by management to help enhance the understanding of ongoing operations and to communicate the impact of the items on the operating loss as reported.
2)	Net financial position represents the balance between financial assets, which comprise cash, cash equivalents and short-term deposits, and financial debt which includes bank overdrafts and parent companies short-term bridge credit facilities.

Notes to editors

ST-Ericsson invites journalists, analysts and investors to a conference call scheduled on January 24 at 5pm CET. Call-in numbers, a live webcast of the conference call, as well as supporting slides, will be available at www.stericsson.com/investors/investors.jsp.

About ST-Ericsson

ST-Ericsson is a world leader in developing and delivering a complete portfolio of innovative mobile platforms and cutting-edge wireless semiconductor solutions across the broad spectrum of mobile technologies. The company is a leading supplier to the top handset manufacturers and generated sales of $1.7 billion in 2011. ST-Ericsson was established as a 50/50 joint venture by STMicroelectronics (NYSE:STM) and Ericsson (NASDAQ:ERIC) in February 2009, with headquarters in Geneva, Switzerland.

www.stericsson.com

www.twitter.com/STEricssonForum

Press Release January 23, 2012

FOR FURTHER INFORMATION, PLEASE CONTACT:

Global Communications & Media Relations Claudia Levo, Geneva, Switzerland	Investor & Analyst Relations Fabrizio Rossini, Geneva, Switzerland Phone: +41 22 929 6973 Email: investor.relations@stericsson.com
Pamela McCracken, Santa Clara, U.S.A. Phone: +1 408 398 8565 Email: media.relations@stericsson.com

Ericsson Investor Relations Asa Konnbjer, Stockholm, Sweden Phone: +46 10 713 3928 E-mail: investor.relations@ericsson.com	STMicroelectronics Investor Relations Tait Sorensen, Phoenix AZ, US Phone: +1 602 485 2064 Celine Berthier, Geneva, Switzerland Phone: +41 22 929 5812 Email: investors@st.com

###

The ST-Ericsson results reported in this press release do not reflect in their entirety the results of the Wireless Segment of STMicroelectronics, which include other activities that are not part of ST-Ericsson.

###

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see STMicroelectronics’ (NYSE:STM) and Ericsson’s (NASDAQ:ERIC) filings with the US Securities and Exchange Commission, particularly each company’s latest published Annual Report on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: January 23, 2012